ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 29 2004

04035287

SUPPL

RECEIVED
2004 JUL -7 A 8:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
29 June 2004 – (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Information concerning FAR's exploration schedule is tabled below. Please note that the timing of wells and exploration activity shown in the table is based on the latest available information provided by Operators and is subject to variation.

Well Name: Operator: Permit: Interest: Potential: Timing: Well duration: Depth: Target: Rig: Well cost:	**Muggles-1** Apache Energy WA-254-P Offshore Carnarvon Basin, Australia 10.7% 33.5 million barrels (mean recoverable) Rig on location. Expected Spud today (29 June 2004) 5-6 days 1,454 metres 3D defined *M.Australis* stratigraphic pinchout trap Ensco 56 jack up A$1.9million (est)	
Well Name: Operator: Permit: Interest: Potential: Timing: Well duration: Depth: Target: Rig: Well cost:	**Palace Exp. SL 328 #1** Palace Exploration State Lease 328, Lake Long Field, Lafourche Parish, Louisiana, USA 5% before casing point 4.1% after casing point 766 Billion cubic feet gas equivalent (recoverable) 31 July 2004 70-90 days 15,500 feet true vertical depth Primary: *Cib Op Sands* Secondary: *Hollywood Sands* 3D mapped salt supported structural Miocene play Parker Barge Rig 55b US$9 million turnkey	

Well Name:	**Stokes Bay-1**
Operator:	Gulliver Productions
Permit:	EP 104 Canning Basin Australia
Interest:	8%
Potential:	80 BCF gas, 10.3 million barrels oil (recoverable)
Timing:	September 2004 (subject to further farmout by Empire Oil)
Well duration:	20-30 days
Depth:	2,150 metres
Target:	Fault closed "A"-"D" Sands of Carboniferous Anderson form'n.
Rig:	Tenders pending
Well cost:	A$2million (est)


EP-104

Well Name:	**Eagle-2**
Operator:	Victoria Petroleum
Permit:	Eagle Oilfield, San Joaquin Basin, California,USA
Interest:	15% (subject to farm down)
Potential:	24 million barrels oil 62 BCF gas (Recoverable P10)
Timing:	September 2004
Well duration:	59 days
Depth:	14,662 feet
Target:	2D defined Eocene Gatchell sand stratigraphic pinchout
Rig:	(well subject only to farmout following confirmation of target with recent 2D seismic survey)
Est.well cost	US$3million (est)



Well Name:	**Terry Ewing 2 (frac)**
Operator:	Hilcorp Energy
Permit:	Clear Branch Field, Jackson Parish, Louisiana, USA
Interest:	9.375% working interest
Activity:	Fracture stimulation of gas development well
Timing:	Completed June 2004, now on 30 day gas lift production test, currently producing 100 mcfd.
Depth:	10,030 feet
Zone:	Hosston Sands



FAR maintains a web site at www.far.com.au. (formerly www.farnl.com.au)
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.